



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BRAINLEAP TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2019, AT 11:39 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7449234 8100
SR# 20195185626

Authentication: 202950288
Date: 06-03-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 06/03/2019
FILED 11:39 AM 06/03/2019
SR 20195185626 - File Number 7449234

CERTIFICATE OF INCORPORATION
OF
BRAINLEAP TECHNOLOGIES, INC.

ARTICLE I

The name of the corporation is BrainLeap Technologies, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1012 College Road, Suite 201, Dover, Delaware 19904, County of Kent. The name of the Corporation's registered agent at such address is Telos Legal Corp.

ARTICLE III

The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), or any successor statute.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares of Common Stock with a par value of $0.0001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute:

A. **Board Power**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation. In addition to the powers and authority expressly conferred upon them by statute or this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B. **Written Ballot**. Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

C. **Bylaws**. The Board of Directors of the Corporation is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

ARTICLE VI

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of

trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VII

A. **Director Exculpation**. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Article VII does not affect the availability of equitable remedies for breach of fiduciary duties.

B. **Indemnification and Advancement of Expenses**. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL (or any successor provision thereto) or other applicable law. Any amendment, repeal or modification of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII

Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the Bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation of the Corporation's stockholders; (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Certificate of Incorporation shall be enforceable in accordance with its terms.

ARTICLE XI

The name and mailing address of the sole incorporator is as follows:

Carlos D. Heredia
5055 North Harbor Drive, Suite 300, San Diego, CA 92106

I, the undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and, accordingly, have hereunto set my hands this 3rd day of June, 2019.

/s/ Carlos D. Heredia
Carlos D. Heredia, Sole Incorporator